Exhibit 99.1

 Titan Medical Announces Completion of Pre-Clinical GLP Studies

TORONTO--(BUSINESS WIRE)--October 25, 2021--Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, announced today that it has completed its scheduled pre-clinical studies with its Enos™ robotic single access surgical system, performed in accordance with FDA’s good laboratory practice (GLP) regulations. GLP is a set of principles intended to assure the quality and integrity of non-clinical laboratory studies that are intended to support marketing permits for products regulated by government agencies.

Titan’s pre-clinical studies involved utilizing the Enos system to perform hysterectomies in porcine subjects. Initial testing has been successfully completed and in accordance with GLP principles, further tests on the subjects were run post-surgery and pathology results are expected over the next several months. The COVID-19 pandemic has impacted the processing time at laboratories, resulting in a longer than expected turnaround time for results. With the completion of these studies, surgeons have now performed over 70 pre-clinical procedures representing multiple subspecialties with Titan’s Enos system.

“We are pleased to report that the studies were completed on time, adding to the cadre of data supporting the Enos system’s use in pre-clinical studies. These studies provide critical input toward the final steps of development in preparation for regulatory submissions. We look forward to finalizing product development of the Enos system and continuing with our plans for application for investigational device exemption with the FDA, and once approved, proceeding with clinical studies,” stated David McNally, President and Chief Executive Officer of Titan.

About Titan Medical Inc.

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with R&D facilities in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand, and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; the company’s expectation for receiving post-surgery testing results from the pre-clinical studies over the next several months; the company’s estimation of completing product development of the Enos system; the company’s plans with respect to regulatory submissions, including for an investigational device exemption, with the FDA; the company’s plans for clinical studies; the company’s intention to initially pursue gynecologic surgical indications with the Enos system; and the license of certain of Titan’s robotic assisted surgical technologies and related intellectual property to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Information Form and Form 40-F for the fiscal year ended December 31, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Kristen Galfetti
Vice President Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com